Prospectus Supplement No. 1	Filed pursuant to Rule 424(b)(7)
(to Prospectus dated July 16, 2007)	Registration No. 333-144606

6,314,518 Shares

Pennsylvania Real Estate Investment Trust

Common Shares of Beneficial Interest

Issuable upon Exchange or Redemption of PREIT Associates, L.P.

4.00% Exchangeable Senior Notes due 2012

This prospectus supplement no. 1 supplements the prospectus dated July 16, 2007 included within the registration statement filed with the Securities and Exchange Commission on July 16, 2007 relating to the resale from time to time by certain selling shareholders of the common shares of beneficial interest that we may issue under certain circumstances upon the exchange or redemption of the 4.00% Exchangeable Senior Notes due 2012 issued by our operating partnership, PREIT Associates, L.P.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus, except to the extent that the information in this prospectus supplement supersedes any information contained in the prospectus. Additional selling shareholders may be named in future additional prospectus supplements.

The inclusion of the common shares listed in this prospectus supplement does not necessarily mean that any of the selling shareholders will exchange their notes for our common shares, that upon any exchange or redemption of the notes we will elect, in our sole and absolute discretion, to exchange or redeem some or all of the notes for our common shares rather than cash, or that any of our common shares received upon exchange or redemption of the notes will be offered or sold by the selling shareholders.

We will receive no proceeds from any issuance of our common shares to the selling shareholders or from any sale of such shares by the selling shareholders, but we have agreed to pay certain registration expenses relating to such common shares. The selling shareholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in the prospectus.

Our common shares currently trade on the New York Stock Exchange, or NYSE, under the symbol “PEI.” On August 20, 2007, the last reported sales price of our common shares on the NYSE was $39.23 per share.

You should consider the risks that we have described in “Risk Factors” in the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 21, 2007.

SELLING SHAREHOLDERS

The information appearing in the table below should be considered in addition to the information appearing under the heading “Selling Shareholders” in the prospectus. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to August 20, 2007 in Selling Security Holder Notices and Questionnaires.

The selling shareholders listed below, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus any or all of the common shares which we may issue upon the exchange or redemption of the notes.

The number of common shares issuable upon the exchange or redemption of the notes that is shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the maximum exchange rate of 21.9635 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of common shares issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them upon the exchange or redemption of the notes. In addition, since the date on which they provided the information regarding their notes, the selling shareholders listed below might have sold, transferred or otherwise disposed of all or a portion of their notes or common shares in transactions exempt from the registration requirements of the Securities Act.

Based upon information provided by the selling shareholders, none of the selling shareholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years other than JP Morgan Securities Inc., an affiliate of which is a lender under our $500 million credit facility.

To the extent any of the selling shareholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the SEC, “underwriters” within the meaning of the Securities Act. To our knowledge, except as described below, the selling shareholders have sole voting and investment power with respect to all of the common shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After the Offering (2)	Percentage of Shares Beneficially Owned After the Offering (1) (2)
Brookline Avenue Master Fund, LP (3)	65,890	*	65,890	—	*
Canyon Capital Arbitrage Master Fund, Ltd. † (4)	76,872	*	76,872	—	*
The Canyon Value Realization Fund (Cayman), Ltd. † (5)	90,050	*	90,050	—	*
Canyon Value Realization Fund, L.P. † (6)	35,141	*	35,141	—	*
Canyon Value Realization MAC 18, Ltd. † (7)	6,589	*	6,589	—	*
JP Morgan Securities, Inc. † (8)	505,160	1.3%	505,160	—	*
Linden Capital LP (9)	505,160	1.3%	505,160	—	*
LYXOR/Canyon Capital Arbitrage Fund Ltd. † (10)	10,981	*	10,981	—	*
RCG Latitude Master Fund, Ltd. † (11)	263,562	*	263,562	—	*
RCG PB, Ltd. † (12)	153,744	*	153,744	—	*
S.A.C. Arbitrage Fund, LLC (13)	614,978	1.6%	614,978	—	*
Xavex Convertible Arbitrage 5 † (14)	21,963	*	21,963	—	*
TOTAL	2,350,090	5.7%	2,350,090	—	*

*	Less than 1%

†	The selling shareholders identified with a crosshatch have indicated that they are, or are affiliates of, registered broker-dealers. These selling shareholders have represented that they acquired their securities in the ordinary course of business, and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling shareholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus supplement is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(1)	Based on a total of 38,732,394 common shares outstanding as of August 1, 2007.

(2)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus supplement and the prospectus.

(3)	Brookline Avenue Partners, LP is the investment manager of Brookline Avenue Master Fund, LP. Richard M. Morano II and Charles B. Slotnik are the sole members of Kenmore Square, LLC, the general partner of Brookline Avenue Partners, LP. The information regarding this selling shareholder has been included in this prospectus supplement to update the number of common shares issuable upon the exchange or redemption of the notes beneficially owned by such selling shareholder and such information supersedes the information regarding this selling shareholder previously included in the prospectus.

(4)	Canyon Capital Advisors LLC has voting and investment power with respect to securities owned by Canyon Capital Arbitrage Master Fund, Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(5)	Canyon Capital Advisors LLC has voting and investment power with respect to securities owned by The Canyon Value Realization Fund (Cayman), Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(6)	The general partner of Canyon Value Realization Fund, L.P. is Canpartners Investments III, L.P. Canpartners Investments III, L.P. has voting and investment power with respect to securities owned by Canyon Value Realization Fund, L.P. Canyon Capital Advisors LLC is the general partner of Canpartners Investments III, L.P. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(7)	Canyon Capital Advisors LLC has voting and investment power with respect to securities owned by Canyon Value Realization MAC 18, Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua F. Friedman, Mitchell R. Julis and K. Robert Turner.

(8)	JP Morgan Securities, Inc. is a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly held company.

(9)	Siu Min Wong has voting and investment power with respect to securities held by Linden Capital LP.

(10)	Canyon Capital Advisors LLC has voting and investment power with respect to securities owned by LYXOR/Canyon Capital Arbitrage Fund Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(11)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of RCG Latitude Master Fund, Ltd. (“Latitude”) and has voting control and investment discretion over securities held by Latitude. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. Ramius Capital disclaims beneficial ownership of the shares held by Latitude. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(12)	Ramius Capital is the investment adviser of RCG PB Ltd. and has voting control and investment discretion over securities held by RCG PB Ltd. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. Ramius Capital disclaims beneficial ownership of the shares held by RCG PB Ltd. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(13)	S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of these securities.

(14)	Ramius Capital is the investment adviser of Xavex Convertible Arbitrage 5 (“Xavex”) and has voting control and investment discretion over securities held by Xavex. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. Ramius Capital disclaims beneficial ownership of the shares held by Xavex. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

Information about the selling shareholders may change over time. Any changed information given to us by the selling shareholders will be set forth in additional prospectus supplements if and when necessary.

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